As filed with the Securities and Exchange Commission on March 29, 2018	333-202908

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

POST-EFFECTIVE AMENDMENT NO. 1 TO FORM F-6

REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933 FOR AMERICAN DEPOSITARY SHARES EVIDENCED BY
AMERICAN DEPOSITARY RECEIPTS

Veolia Environnement

(Exact name of issuer of deposited securities as specified in its charter)

N/A
(Translation of issuer’s name into English)

France

(Jurisdiction of incorporation or organization of issuer)

DEUTSCHE BANK TRUST COMPANY AMERICAS
(Exact name of depositary as specified in its charter)

60 Wall Street
New York, New York 10005
(212) 250-9100

(Address, including zip code, and telephone number, including area code, of depositary’s principal executive offices)

Terri Anne Powers

Veolia Environnement

200 East Randolph Street, Suite 7900

Chicago, Illinois 60601

(312) 552-2890

(Address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Deutsche Bank Trust Company Americas

60 Wall Street
New York, New York 10005
(212) 250-9100

It is proposed that this filing become effective under Rule 466:	☒	immediately upon filing.
	☐	on (Date) at (Time)

If a separate registration statement has been filed to register the deposited shares, check the following box: ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Aggregate Price Per Unit*	Proposed Maximum Aggregate Offering Price**	Amount of Registration Fee
American Depositary Shares evidenced by American Depositary Receipts, each American Depositary Share representing one ordinary share of Veolia Environnement	n/a	n/a	n/a	n/a

*        Each unit represents one American Depositary Share.

**      Estimated solely for the purpose of calculating the registration fee. Pursuant to Rule 457(k), such estimate is computed on the basis of the maximum aggregate fees or charges to be imposed in connection with the issuance of receipts evidencing American Depositary Shares.

This Post-Effective Amendment to Registration Statement on Form F-6 may be executed in any number of counterparts, each of which shall be deemed an original, and all of such counterparts together shall constitute one and the same instrument.

PART I
INFORMATION REQUIRED IN PROSPECTUS

PROSPECTUS

The Prospectus consists of the proposed form of American Depositary Receipt, included as Exhibit A to the Amendment No. 1 to the Second Amended and Restated Deposit Agreement (the "Deposit Agreement") filed as Exhibit (a)(2) to this Post-Effective Amendment to Registration Statement on Form F-6 and incorporated herein by reference.

Item 1.	DESCRIPTION OF SECURITIES TO BE REGISTERED

CROSS REFERENCE SHEET

Item Number and Caption			Location in Form of American Depositary Receipt (“Receipt”) Filed Herewith as Prospectus

1.	Name of depositary and address of its principal executive office		Face of Receipt, Introductory article and bottom center

2.	Title of Receipts and identity of deposited securities		Face of Receipt, Top center

Terms of Deposit:

	(i)	The amount of deposited securities represented by one American Depositary Share	Face of Receipt, Upper right corner

	(ii)	The procedure for voting, if any, the deposited securities	Paragraph (15)

	(iii)	The collection and distribution of dividends	Paragraph (13)

	(iv)	The transmission of notices, reports and proxy soliciting material	Paragraphs (12), (14) and (15)

	(v)	The sale or exercise of rights	Paragraphs (2), (6), (13), (16) and (21)

	(vi)	The deposit or sale of securities resulting from dividends, splits or plans of reorganization	Paragraphs (13) and (16)

	(vii)	Amendment, extension or termination of the deposit arrangements	Paragraphs (20) and (21) (no provision for extensions)

	(viii)	Rights of holders of Receipts to inspect the transfer books of the depositary and the list of holders of Receipts	Paragraph (12)

	(ix)	Restrictions upon the right to deposit or withdraw the underlying securities	Paragraphs (2), (3) and (4)

	(x)	Limitation upon the liability of the depositary	Paragraphs (6), (10), (15), (16), (17), (18) and (21)

3.	Fees and charges which may be imposed directly or indirectly against holders of Receipts		Paragraph (9)

Item 2. AVAILABLE INFORMATION	Paragraph (12)

(a) As set forth in Paragraph (12) of the Form of Receipt constituting the prospectus included herein, Veolia Environnement publishes information in English required to maintain the exemption from registration under Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "Securities Exchange Act of 1934") on its Internet Web site (www.veolia.com) or through an electronic information delivery system generally available to the public in its primary trading market.

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

Item 3.	EXHIBITS

(a)(1)	Form of Deposit Agreement, dated as of , 2015, by and among Veolia Environnement, Deutsche Bank Trust Company Americas, as depositary (the “Depositary”), and all Holders from time to time of American Depositary Shares evidenced by American Depositary Receipts issued thereunder. Previously filed.

(a)(2)	Form of Amendment No. 1 to the Deposit Agreement, including the form of American Depositary Receipt to be issued thereunder, attached as Exhibit A thereto. Filed herewith as Exhibit (a)(2).

(b)	Any other agreement to which the Depositary is a party relating to the issuance of the American Depositary Shares registered hereunder or the custody of the deposited securities represented thereby. – Not Applicable.

(c)	Every material contract relating to the deposited securities between the Depositary and the Company in effect at any time within the last three years. – Not Applicable.

(d)	Opinion of counsel to the Depositary as to the legality of the securities being registered. – Previously filed.

(e)	Certification under Rule 466. ? Filed herewith as Exhibit (e).

(f)	Powers of Attorney for certain officers and directors and the authorized representative of the Company. – Previously filed.

Item 4.	UNDERTAKINGS

(a)	The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the American Depositary Receipts, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities and (2) made generally available to the holders of the underlying securities by the issuer.

(b)	If the amounts of fees charged are not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary undertakes to notify each registered holder of an American Depositary Receipt 30 days before any change in the fee schedule.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, Deutsche Bank Trust Company Americas, on behalf of the legal entity created by the Deposit Agreement, by and among Veolia Environnement, Deutsche Bank Trust Company Americas, as depositary, and all Holders from time to time of American Depositary Shares evidenced by American Depositary Receipts issued thereunder, certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Post-Effective Amendment to Registration Statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on March 29, 2018.

Legal entity created by the Deposit Agreement for the issuance of American Depositary Receipts evidencing American Depositary Shares, each representing one ordinary share of Veolia Environnement.

Deutsche Bank Trust Company Americas, solely in its capacity as Depositary

By:	/s/ Michael Curran
Name: Michael Curran
Title: Vice President

By:	/s/ Michael Fitzpatrick
Name: Michael Fitzpatrick
Title: Vice President

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, Veolia Environnement certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this registration statement or amendment to be signed on its behalf by the undersigned, thereunto duly authorized, in France on March 29, 2018.

Veolia Environnement

By:	/s/ Antoine Frérot
Name:	Antoine Frérot
Title:	Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement or amendment has been signed by the following persons in the capacities indicated on March 29, 2018.

Signatures	Capacity

/s/ Antoine Frérot* .	Chief Executive Officer, Director and
Antoine Frérot	Chairman of the Board of Directors

/s/ Philippe Capron* .	Chief Financial Officer (Principal Financial
Philippe Capron	Officer and Principal Accounting Officer)

/s/ Louis Schweitzer* .	Director
Louis Schweitzer

Director
Jacques Aschenbroich

/s/ Maryse Aulagnon* .	Director
Maryse Aulagnon

/s/ Daniel Bouton* .	Director
Daniel Bouton

/s/ Olivier Mareuse* .	Director
Olivier Mareuse on behalf of Caisse des Dépôts et Consignations

Director
Homaira Akbari

/s/ Marion Guillou* .	Director
Marion Guillou

/s/ Serge Michel* .	Director
Serge Michel

/s/ Pavel Pasa* .	Director
Pavel Pasa

/s/ Baudouin Prot* .	Director
Baudouin Prot

Director
Nabeel Mohammed Al-Buenain on behalf of Qatari Diar Real Estate Investment Company

/s/ Nathalie Rachou* .	Director
Nathalie Rachou

Director
Paolo Scaroni

Director
Pierre Victoria

Director
Isabelle Courville

Director
Clara Gaymard

Director
Guillaume Texier

Chief Operating Officer
François Bertreau

/s/ Terri Anne Powers* .	Authorized Representative in the United States
Terri Anne Powers

*By:	/s/ Antoine Frérot
Name: Antoine Frérot Title: Power of Attorney

INDEX TO EXHIBITS

Exhibit Number

(a)(2) Form of Amendment No. 1 to Deposit Agreement (e) Rule 466 Certification